July 9, 1999



Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Huntington Funds (the Funds), are responsible for complying with the requirements of subsections
(b) and (c) of Rule 17f-2, "Custody of Investments by Registered Investment Companies," of the Investment Company Act of 1940.
We are also responsible for establishing and maintaining effective internal control over compliance with Rule 17f-2 requirements.
We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 1999.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 1999 and for the period from March 31, 1999 (date of the last examination) through May 31, 1999, with respect to securities reflected in the investment accounts of the Funds.


Sincerely,




Robert DellaCroce
Controller, Treasurer and Chief Financial Officer


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July 7, 1999